UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20594


                  SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No 10 )*



           Astro Communications, Inc.
                (Name of Issuer)

     Common Stock, par value $0.01 per share
         (Title of Class of Securities)

                   046376-10-7
                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [
]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
  PERSON
  Harris William Investors (William Harris Investors, Inc.)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
  GROUP*
  (a) [    ]
  (b) [    ]

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

  5  SOLE VOTING POWER
     None

  6  SHARED VOTING POWER
     1,958,566

  7  SOLE DISPOSITIVE POWER
     1,958,566

  8  SHARED DISPOSITIVE POWER
     None

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY     EACH REPORTING PERSON
  1,958,566

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
  (9) EXCLUDES CERTAIN  SHARES*[     ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
  ROW 9
  50.24%

12   TYPE OF REPORTING PERSON*
  IA



 *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE
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  SECURITIES AND EXCHANGE COMMISSION
         Washington, DC 20549

             Schedule 13G
Under the Securities Exchange Act of 1934
            Amendment No 10

Item 1(a) Name of Issuer:
       Astro Communications, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
       2 North LaSalle Street, Suite 400
       Chicago, IL 60602

Item 2(a) Name of Person Filing:
       William Harris Investors, Inc. ("WHI")

Item 2(b) Address of Principal Business Office:
       2 North LaSalle Street, Suite 400
       Chicago, IL  60602

Item 2(c) Citizenship:
       The filing entity is a Delaware corporation

Item 2(d) Title of Class of Securities:
       Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number:
       046376-10-7

Item 3 Type of Person:
       (e)[X]Investment Adviser registered under Section
                 203 of the Investment Adviser Act of 1940

Item 4 Ownership at December 31, 1998:

          (a)  Amount beneficially owned:
            1,958,566 shares

          (b)  Percent of class:
            50.24%

          (c)  Number of shares as to which the filing person has:
           (i) Sole power to vote or to direct the vote:
               None
           (ii)    Shared power to vote or to direct the vote:
               1,958,566
           (iii)   Sole power to dispose or to direct the disposition of:
               1,958,566
           (iv)    Shared power to dispose or to direct the disposition of:
               NonePAGE
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Item 5   Ownership of Five Percent or Less of a Class:
      N/A

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
      The securities reported herein have been acquired on behalf of discretionary clients of WHI. Persons other than WHI are entitled to receive all dividends from, and proceeds from the sale of, those securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
      N/A

Item 8   Identification and Classification of Members of the Group:
      N/A

Item 9   Notice of Dissolution of Group:
      N/A

Item 10  Certification:
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature  After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete, and correct.



Date:      February 16, 1999

Signature:     /s/ Gary Neumayer

Name/Title:    Gary Neumayer, Treasurer and Compliance Officer